Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2013 and 2012

(Unaudited – Expressed in thousands of United States dollars, except for per share and per ounce amounts)

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at September 30, 2013 and December 31, 2012
(Unaudited - Expressed in thousands of United States dollars)

		September 30,	December 31,
	Notes	2013	2012
Assets
Current
Cash and cash equivalents	5	$29,571	$38,613
Accounts receivable	6	17,172	28,849
Other financial assets	7	318	595
Inventory	8	35,558	16,894
Prepaid expenses		489	1,324
IGV receivable		24,723	60,286
Total Current Assets		107,831	146,561

Restricted cash	9	4,027	2,175
Plant and equipment, net	10	126,924	116,511
Mineral properties and development costs, net	11	94,591	80,539
Deferred tax asset		6,593	7,695
Total Assets		$339,966	$353,481

Liabilities
Current
Accounts payable and accrued liabilities	12	$43,049	$43,738
Taxes payable	13	6,853	42,675
Deferred revenue	14	9,100	3,446
Derivative liability	14	674	1,102
Total Current Liabilities		59,676	90,961

Accounts payable and accrued liabilities	12	1,937	2,331
Long term debt	15	3,399	3,258
Asset retirement obligation	16	22,659	16,921
Deferred revenue	14	1,096	11,486
Derivative liability	14	132	942
Total Liabilities		88,899	125,899

Equity
Share capital	17	141,107	139,570
Share option and warrant reserve	17	11,428	10,242
Translation reserve		4,522	4,522
Retained earnings		94,010	73,248
Total Equity		251,067	227,582
Total Liabilities and Equity		$339,966	$353,481

Subsequent events (Note 22)

See accompanying notes to the condensed interim consolidated financial statements

APPROVED BY THE BOARD

“Ram Ramachandran”	Ram Ramachandran	“Anthony Hawkshaw”	Anthony Hawkshaw

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET INCOME AND COMPREHENSIVE INCOME
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2013	2012	2013	2012
Sales	18	$77,651	$60,924	$199,670	$234,307
Cost of sales		(33,795)	(26,545)	(99,700)	(82,736)
Amortization		(8,263)	(4,704)	(24,933)	(16,221)
Gross profit		35,593	29,675	75,037	135,350

General and administrative expenses	19	(1,355)	(2,191)	(4,065)	(6,540)
Exploration and evaluation expense		(2,029)	(4,370)	(5,781)	(5,701)
Operating earnings		32,209	23,114	65,191	123,109

Unrealized gain(loss) on derivative liability	14	226	(1,017)	1,238	307
Loss on settlement of Prepayment	14	-	-	(5,427)	-
Accretion of asset retirement obligation	16	(387)	(414)	(1,160)	(1,245)
Captive insurance expenses		(267)	-	(609)	-
Foreign exchange gain (loss)		1,332	(372)	(1,893)	(280)
Write-off of exploration property	10	(7,261)	-	(7,261)	-
Other gain (loss)		196	155	289	(23)
Income before income taxes		26,048	21,466	50,368	121,868

Provision for current income taxes		(14,571)	(10,486)	(28,504)	(50,431)
Provision for deferred income taxes		4,430	(176)	(1,102)	2,187
Net income and comprehensive income		$15,907	$10,804	$20,762	$73,624

Basic earnings per share		$0.09	$0.06	$0.12	$0.43
Diluted earnings per share		$0.09	$0.06	$0.12	$0.41

Weighted average number of shares outstanding
Basic		176,714,812	173,863,731	176,156,801	172,298,462
Diluted		177,721,882	183,057,804	178,098,950	181,492,535

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars)

		Three months ended		Nine months ended
			September 30,		September 30,
	Notes	2013	2012	2013	2012
Operating activities
Net income		$15,907	$10,804	$20,762	$73,624
Reclamation expenditures	16	(297)	(275)	(602)	(275)
Items not affecting cash:
Amortization		8,271	4,769	24,958	16,320
Deferred revenue	14	-	(1,148)	(106)	(14,578)
Share-based compensation		574	1,401	1,740	3,764
Unrealized (gain) loss on derivative liability	14	(226)	1,017	(1,238)	(307)
Loss on settlement of prepayment agreement	14	-	-	5,427	-
Unrealized (gain) loss on other financial assets	7	(115)	-	476	-
Write-off of exploration property		7,261	-	7,261	-
Accretion expense	16	387	414	1,160	1,245
Deferred income taxes		(4,430)	136	1,102	(2,241)
Other		4	-	7	-
Changes in non-cash operating working capital	5	8,144	17,197	(3,678)	31,534
Net cash provided by operating activities		35,480	34,315	57,269	109,086

Financing activities
Proceeds from exercise of options and warrants	17	231	1,497	983	5,526
Partial settlement of prepayment agreement	14	-	-	(10,057)	-
Net cash (used in) provided by financing activities		231	1,497	(9,074)	5,526

Investing activities
Restricted cash	9	(2)	(3,760)	(1,851)	(3,760)
Mineral property expenditures	11	(2,968)	(5,249)	(12,693)	(15,045)
Purchase of property, plant and equipment	10	(16,451)	(28,202)	(42,510)	(53,905)
Proceeds on sale of equipment		-	119	16	119
Investment in Duran Ventures		-	(762)	-	(762)
Investment in Santa Barbara Resources	7	-	-	(199)	-
Net cash used in investing activities		(19,421)	(37,854)	(57,237)	(73,353)

Increase (decrease) in cash and cash equivalents		16,290	(2,042)	(9,042)	41,259
Cash and cash equivalents, beginning of period		13,281	69,208	38,613	25,907
Cash and cash equivalents, end of period		$29,571	$67,166	$29,571	$67,166

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

		Share Capital		Share Option and	Translation	Retained Earnings	Total
	Note	Shares	Amount	Warrant Reserve	Reserve	(Deficit)
Balance, December 31, 2011		169,746,352	$127,537	$10,420	$4,522	$(27,170)	$115,309
Issued on conversion of warrants	17	2,720,610	4,563	(1,669)	-	-	2,894
Issued on exercise of options	17	2,108,897	4,630	(1,998)	-	-	2,632
Share-based compensation	17	-	-	3,764	-	-	3,764
Net income		-	-	-	-	73,624	73,624
Balance, September 30, 2012		174,575,859	$136,730	$10,517	$4,522	$46,454	$198,223

Balance, December 31, 2012		175,536,962	$139,570	$10,242	$4,522	$73,248	$227,582
Issued on conversion of warrants	17	336,720	1,118	(418)	-	-	700
Issued on exercise of options	17	874,000	419	(136)	-	-	283
Share-based compensation	17	-	-	1,740	-	-	1,740
Net income		-	-	-	-	20,762	20,762
Balance, September 30, 2013		176,747,682	$141,107	$11,428	$4,522	$94,010	$251,067

See accompanying notes to the condensed interim consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

1.	NATURE OF OPERATIONS

Rio Alto Mining Limited (“Rio Alto” or the "Company") is the parent company of a consolidated group. Rio Alto Mining Limited is incorporated under the laws of the Province of Alberta, with its registered office at Suite 1000 -250 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its head office at Suite 1950 - 400 Burrard Street, Vancouver, BC, V6C 3A6. The Company’s wholly-owned subsidiary La Arena S.A. (“La Arena”) owns the La Arena mineral project. The La Arena mineral project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide deposit (“Phase II”), and several exploration prospects. Phase I is in production and a feasibility study on the economic viability of developing Phase II is underway.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended and as at December 31, 2012, which are available at www.sedar.com.

The accounting policies used for the preparation of these condensed interim consolidated financial statements are the same as those expected to be used to prepare the consolidated financial statements for the year ended December 31, 2013.

These condensed interim consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the parent company and La Arena.

The Board of Directors approved these condensed interim consolidated financial statements on November 11, 2013.

3.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

When preparing interim financial statements, management makes a number of judgments, estimates and assumptions in the recognition and measurement of assets, including mineral properties, liabilities, income and expenses. Actual financial results may not equal the estimated results due to differences between estimated or anticipated events and actual events. The judgments, estimates and assumptions made in the preparation of these condensed interim consolidated financial statements were similar to those made in the preparation of the Company’s annual financial statements for the year ended December 31, 2012. The only significant exception is the estimate of the provision for income taxes, which is determined in these interim financial statements by using the estimated average annual effective income tax rates applied to the pre-tax income of the interim period.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed interim consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the financial year ended December 31, 2012.

Throughout 2013, several new International Financial Reporting Standards (“IFRS”) were introduced by the International Accounting Standards Board (“IASB”). The accounting policies applied by the Company in these condensed interim consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the financial year ended December 31, 2012, except for the following disclosure requirements adopted in the current financial period:

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

IFRS 10 “Consolidated Financial Statements” (IFRS 10)

IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” (IAS 27) and SIC 12 “Consolidation-Special Purpose Entities”. IFRS 10 revises the definition of control and provides extensive new guidance on its application. These new requirements have the potential to affect which of the Company’s investees are considered to be subsidiaries and therefore change the scope of consolidation. The requirements on consolidation procedures, accounting for changes in non-controlling interests and accounting for loss of control of a subsidiary are unchanged.

There was no significant impact on these condensed interim consolidated financial statements as a result of adopting these amendments.

IFRS 11 “Joint Arrangements” (IFRS 11)

IFRS 11 supersedes IAS 31 “Interests in Joint Ventures” (IAS 31) and SIC 13 “Jointly Controlled Entities – Non-Monetary-Contributions by Venturers”. It aligns more closely the accounting by investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31’s option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates.

There was no significant impact on these condensed interim consolidated financial statements as a result of adopting these amendments.

IFRS 13 “Fair Value Measurement” (IFRS 13)

IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It does not affect which items are required to be fair-valued. IFRS 13 applies prospectively for annual periods beginning or after January 1, 2013. IAS requires particular IFRS 13’s disclosures in the interim financial statements which are provided in Note 20.

5.	SUPPLEMENTAL CASH FLOW INFORMATION

a.	Cash and cash equivalents, expressed in USD, include cash in bank accounts and term deposits as follows:

	September 30, 2013	December 31, 2012
United States dollars	$28,830	$21,365
Canadian dollars (i)	237	2,235
Peruvian Nuevo Sol (ii)	504	15,013
	$29,571	$38,613

i.	Canadian dollars of $244 was converted at a Canadian to US dollar exchange rate of 0.9723 (December 31, 2012 - $2,224 at 1.0051).
ii.	Peruvian Nuevo Sol of 1,402 was converted at a sol to US dollar exchange rate of 0.3595 (December 31, 2012 - $38,268 at 0.3923).

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

b.	Changes in non-cash operating working capital include the following:

	Three months ended September 30,		Nine months ended September 30,
Changes in non-cash operating working capital items	2013	2012	2013	2012
Accounts receivable	$8,043	$12,203	$11,677	$(448)
Interest deferred	47	210	141	210
Inventory	(5,758)	(2,097)	(14,989)	(1,158)
Prepaid expenses	309	142	835	656
IGV	10,571	(9,457)	35,563	(22,258)
Accounts payable and accrued liabilities	(7,860)	8,896	(1,083)	18,478
Taxes payable	2,792	7,300	(35,822)	36,054
	$8,144	$17,197	$(3,678)	$31,534

c.	Non cash transactions not included in the statements of cash flow were:

i.	Included in inventory on September 30, 2013 was non cash amortization of $5,172 (September 30, 2012 - $1,518).
ii.	Non-cash additions to mineral properties of $5,178 (Note 16) for the period ended September 30, 2013 (September 30, 2012 - nil).

Refer to Note 13 for tax payments made during the nine months period ended September 30, 2013.

6.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	September 30, 2013	December 31, 2012
Trade receivables	$16,658	$22,938
Value-added tax receivable	13	53
Peru capital tax receivable	-	1,257
Other receivables	501	4,271
Receivable from related party	-	330
	$17,172	$28,849

7.	OTHER FINANCIAL ASSETS

Other financial assets consist of the following investments in Santa Barbara Resources Inc. (“Santa Barbara”) and Duran Ventures Inc. (“Duran”). These investments may be sold in the near term and are accounted for at fair value. Any fair value adjustments are reflected in income.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

	Santa Barbara
	Shares (a)	Duran Shares (b)	Duran Warrants (b)	Total
Acquisition, September 28, 2012	$-	$713	$50	$763
Change in value during the period	-	(235)	67	(168)
December 31, 2012	$-	$478	$117	$595
Acquisition, February 5, 2013	199	-	-	199
Change in value during the period	(5)	(356)	(115)	(476)
September 30, 2013	$194	$122	$2	$318

a.	Santa Barbara

In February 2013, the Company purchased 2,500,000 common shares of Santa Barbara at a price of CDN$0.08 per share, for total consideration of CDN$200.

In June 2013, the Company signed an Option and Joint Venture Agreement (the “Agreement”) with Santa Barbara Resources Limited. Upon signing the Agreement the Company paid Santa Barbara $250. The Company has the option to acquire up to a 51% interest in Santa Barbara’s Sancos gold property (“Sancos”) in Peru within a three year period by incurring $4,500 in expenditures at a minimum rate of $1,500 per year and paying Santa Barbara $500 not later than the 51% option exercise date. The Company may earn an additional 15% interest in the Sancos project within the subsequent two year period by undertaking all necessary actions required to prepare Sancos for a production decision and by making a $500 payment to Santa Barbara.

b.	Duran

The Company holds 5,000,000 units of Duran. The units consist of one common share of Duran and one half of a Series A Warrant and one half of a Series B Warrant (the “Duran Units”).

A whole Series A Warrant may be converted into one common share upon payment of $0.25 Canadian dollars (“CDN”) at any time until the date that is the earlier of (i) March 28, 2014, and (ii) the date that is thirty days after the date notice is given to Rio Alto that the common shares have closed at or above CDN$0.25 for a period of twenty consecutive trading days on the TSX Venture Exchange (the “TSXV”) so long as such period occurs after September 28, 2013.

A whole Series B Warrant may be converted into one common share upon payment of CDN$0.35 at any time until the date that is the earlier of (i) March 28, 2015 and (ii) the date that is thirty days after notice is given to Rio Alto that the common shares have closed at or above CDN$0.35 for a period of twenty consecutive trading days on the TSXV so long as such period occurs after September 28, 2014.

Rio Alto may earn up to a 70% interest in Duran’s Minasnioc Gold-Silver Property (“Minasnioc”) and a 65% interest in Duran’s Ichuña Copper-Silver Property (“Ichuña”). In order to complete its earn-in option for the Minasnioc and Ichuña properties, Rio Alto must convert 100% of the warrants included in the Duran Units.
Under the terms of the agreement all time periods set for specific performance by Rio Alto are extendable. Also under the agreement, Rio Alto has the option to acquire a 51% interest in Minasnioc within a three (3) year period by performing the work required to define a sufficient mineral resource to justify an economic assessment, and making a payment to Duran of $500. Rio Alto may earn an additional 19% interest in Minasnioc within the subsequent two (2) year period by preparing a feasibility study supporting a production decision and obtaining permits from the applicable Peruvian authorities for a production decision and by making a payment to Duran of $500.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Under the terms of the agreement, Rio Alto has the option to earn a 65% interest in Ichuña by incurring a total of $8,000 in exploration costs within a four (4) year period, which shall include a drill program of 8,000 metres and by making a payment to Duran of $500.

8.	INVENTORY

Inventory consists of the following:

	September 30, 2013	December 31, 2012
Work-in-progress	$3,295	$7,981
Ore on leach pad	17,250	1,017
Ore in stockpile	5,961	-
Total mineral inventory	26,506	8,998
Consumable inventory	9,052	7,896
	$35,558	$16,894

9.	RESTRICTED CASH

Restricted cash consists of funds on deposit amounting to $4,027 (December 31, 2012 - $2,175) to secure a letter of credit in favour of the Ministry of Energy and Mines in Peru as a partial guarantee of its mine closure obligations (Note 16). The amount consists of two deposits maturing in less than one year, which earn interest at 1.5% per annum. These funds will be reinvested upon maturity.

10.	PLANT AND EQUIPMENT

Plant and equipment consists of:

		Heap leach	Land and	Mobile and
	Construction-	pad and	lease	field	Plant and	Other mine	Other
	in-Process	ponds	permits	equipment	equipment	assets	assets	Total
Costs
December 31, 2012	$7,290	$72,739	$19,183	$4,763	$21,199	$11,726	$976	$137,876
Additions and reclassifications	(2,644)	32,479	532	890	4,969	6,387	(103)	42,510

Disposals/write-downs	-	-	(7,261)	(16)	-	-	-	(7,277)
September 30, 2013	$4,646	$105,218	$12,454	$5,637	$26,168	$18,113	$873	$173,109

Accumulated amortization
December 31, 2012	$-	$(14,253)	$-	$(442)	$(5,889)	$(525)	$(256)	$(21,365)
Amortization	-	(21,604)	-	(363)	(2,037)	(728)	(88)	(24,820)
September 30, 2013	$-	$(35,857)	$-	$(805)	$(7,926)	$(1,253)	$(344)	$(46,185)

Net book value
December 31, 2012	$7,290	$58,486	$19,183	$4,321	$15,310	$11,201	$720	$116,511
September 30, 2013	$4,646	$69,361	$12,454	$4,832	$18,242	$16,860	$529	$126,924

Other mine assets consist of the camp office and accommodation. Other assets consist of office equipment and

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

leasehold improvements.

The Company wrote off the surface rights relating to the La Colorada exploration project carried at $7,261. The Company determined that the property is not viable as the gold mineralization at the property does not justify the cost of development.

11.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

The La Arena Project is wholly-owned by La Arena and consists of 44 mining concessions totaling approximately 20,673 hectares located about 480km north-northwest of Lima, Peru.

The La Arena Project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide project (“Phase II”). The Company is mining the gold oxide deposit.

Mineral property expenditures are:

		Phase I		Phase II
		Accumulated
	Cost	amortization	Net	Cost	Total
December 31, 2011	$16,948	$(1,047)	$15,901	$47,895	$63,796
Development costs	-	-	-	22,472	22,472
Amortization	-	(5,729)	(5,729)	-	(5,729)
December 31, 2012	$16,948	$(6,776)	$10,172	$70,367	$80,539
Development costs	-	-	-	12,693	12,693
Asset retirement obligation (Note 16)	5,178	-	5,178	-	5,178
Amortization	-	(3,819)	(3,819)	-	(3,819)
September 30, 2013	$22,126	$(10,595)	$11,531	$83,060	$94,591

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	September 30, 2013	December 31, 2012
Trade payables	$28,954	$28,337
Salaries payable	2,452	1,721
Bonus payable	-	1,042
Vacation payable	1,126	1,046
Workers’ profit share payable	7,950	8,919
National pension payable	1,442	12
Payroll tax payable	380	1,436
Other payables	745	1,225
Current accounts payable and accrued liabilities	43,049	43,738
Long-term bonus payable	1,937	2,331
Total accounts payable and accrued liabilities	$44,986	$46,069

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

None of the accounts payable and accrued liabilities are interest bearing. Substantially all of the trade payables relate to mining and development and construction activities. Trade payables are normally settled within 30 days. Vacation payable is paid when requested by an employee.

The long-term bonus payable has been discounted using a period of 4.25 years and a discount rate of 7.86%. The long-term bonus payable is due in 2017.

13.	TAXES PAYABLE

Taxes payable consist of the following:

	September 30, 2013	December 31, 2012
Special mining tax	$1,326	$1,204
Royalty	893	483
Income tax	4,634	40,988
	$6,853	$42,675

Income taxes payable consists of the income tax obligation arising from taxes and a royalty imposed by Peruvian tax authorities, less tax instalments paid during the year and recognition of an increase in the deferred tax asset.

During the nine months ended September 30, 2013, the following tax payments were made:

i.	Peruvian income tax instalments for 2013 of $19,271.
ii.	Peruvian income tax for 2012 of $34,231.
iii.	Special mining tax for 2013 of $1,082.
iv.	Special mining tax for 2012 of $1,104.
v.	Royalties for 2013 of $1,174.
vi.	Royalties for 2012 of $1,135.

14.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

The Company received $50,000 under a Gold Prepayment Agreement (“Prepayment”) and simultaneously entered into an off take agreement – the Gold Purchase Agreement (“Purchase Agreement”). The proceeds of the Prepayment were to partially fund development of Phase I. The Purchase Agreement includes a derivative liability (written option). An option pricing model that considers gold volatility is used to estimate the fair value of the derivative liability. Drawdowns of the Prepayment were initially apportioned to derivative liability based on estimated fair value with the residual amount allocated to deferred revenue.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

a.	Deferred revenue is:

Opening, December 31, 2012	$14,932
Cash settlement of deferred revenue	(4,630)
Deliveries to recognize deferred revenue	(106)
Balance, September 30, 2013	10,196
Less current portion	(9,100)
Long – term portion	$1,096

Under the Prepayment the Company is committed to deliver a notional amount of 1,941 ounces of gold each month until October 2014. Once the monthly deliveries total 61,312 notional ounces of gold, the Prepayment is settled. The actual monthly delivery of gold ounces may vary by 5 per cent from 1,941 ounces for every $100 dollar change in the gold price from a base price of $1,150 per ounce, subject to limits at $1,450 and $950 per ounce. At a price of $1,450 or more the monthly delivery would be 85 per cent of 1,941 ounces and 115 per cent of 1,941 ounces if the price of gold was $950 or less. The ounces of gold to be delivered are as follows:

Gold price per ounce	Based on $50,000	Remaining commitment
	drawdown	at September 30, 2013
$950 or lower	70,509	19,744
$950 to $1,050	67,443	18,885
$1,050 to $1,150	64,378	18,027
$1,150 to $1,250	61,312	17,168
$1,250 to $1,350	58,246	16,310
$1,350 to $1,450	55,181	15,452
$1,450 or higher	52,115	14,593

At September 30, 2013, the price of gold was $1,336 per ounce. At that price there would be 16,310 ounces to be delivered in the amount of 1,561 ounces in the month of February 2014, and 1,844 for each month from March 2014 and including October 2014.

The Company may prepay gold ounces remaining to be delivered under the Prepayment, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. In April 2013, the Company made a cash payment of $10,057 to settle 7,882 notional ounces to be delivered under the Prepayment. The price per ounce embedded in the Prepayment is lower than the price of gold when the cash payment was made. Therefore, only the price per ounce embedded in the Prepayment can be recognized as a deferred revenue fulfillment. The cash delivery of $10,057 drew down the deferred revenue balance by $4,630. The remaining $5,427 was recorded as a loss on the settlement of the Prepayment.

The delivery of gold and cash payment fulfilled obligations through January 2014, and partially fulfilled the February 2014 obligation.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

b.	Derivative liability consists of:

Opening, December 31, 2012	$2,044
Change in fair market value of derivative liability	(1,238)
Balance, September 30, 2013	806
Less current portion	(674)
Long – term portion	$132

Under the Purchase Agreement the Company granted an option that allows the holder to purchase gold produced from two oxide pits up to an estimated amount of 634,000 ounces. At September 30, 2013 the remaining number of ounces available for purchase, net of estimated deferred revenue obligations, was approximately 221,000 ounces. The option holder may elect to pay one of either the London Gold Market AM Fixing Price or the Comex (1st Position) Settlement Price over predetermined periods of time. The option holder’s election represents an embedded derivative and is accounted for as a written call option. Changes in the fair value of the liability are reflected in profit or loss.

15.	LONG TERM DEBT

The $3,000 debt bears interest at 3-month LIBOR plus 6 per cent compounded annually (6.27% as at September 30, 2013). The debt matures in October 2014. As security for the Prepayment and the $3,000 loan, the Company granted a charge over its shares of La Arena and substantially all of the Company’s assets. Interest accrued on the loan amounted to $399 at September 30, 2013 (December 31, 2012 - $258).

16.	ASSET RETIREMENT OBLIGATION

Asset retirement obligation consists of:

	September 30, 2013	December 31, 2012
Opening balance	$16,921	$15,685
Accretion expense	1,160	1,648
Reclamation spending	(602)	(423)
Adjustment due to timing of expenditures and change in discount rate	5,178	-
Foreign exchange	2	11
	$22,659	$16,921

The Company’s original reclamation and closure plan for the La Arena Gold Mine was filed with the Ministry of Energy and Mines in Peru in October 2012. The estimated undiscounted closure obligation at that time was $38,100, which when discounted resulted in an asset retirement obligation of $16,921 as at December 31, 2012. A discount rate of 7.0% has been used to estimate future costs at September 30, 2013. As at December 31, 2012, the rate was 10.25%. The decrease in the rate is due a reassessment of the liability specific risk. This, combined with an adjustment of the expected timing of certain future expenditures due to a revised mine closure plan filed resulted in a net increase to the Asset Retirement Obligation of $5,178, and a corresponding increase to Phase I of Mineral Properties (Note 11). The Asset Retirement Obligation is continuously reviewed and therefore figures are subject to change.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

The carrying value of the obligation is increased by periodic accretion charges reflected within profit and loss. The Company posted a letter of credit, which at September 30, 2013 is in the amount of $4,000 (Note 9) as a partial guarantee of its closure obligations. Reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, on-going care and maintenance and other costs. To date, $728 has been spent on reclamation activities. The majority of the closure activities will be carried out during the 2018 through 2019 period. Care and maintenance activities are expected to continue until 2025.

17.	EQUITY

a.	Share capital

Authorized share capital consists of an unlimited number of common shares of which 176,747,682 were issued and outstanding at September 30, 2013 (December 31, 2012 – 175,536,962). The Company also has authorized an unlimited number of preferred shares of which none have been issued.

The Company issued 1,210,720 common shares in the nine months ended September 30, 2013 upon the exercise of options and warrants as set out in (b) and (c) below.

b.	Share-based payments

The Company’s stock option plan authorizes the directors to grant options to executive officers, directors, employees and consultants enabling them to acquire from treasury up to that number of shares equal to 10 per cent of the issued and outstanding common shares of the Company.

The exercise price of options granted is determined by the directors, subject to regulatory approval, if required. Options may be granted for a maximum term of 10 years and vest as determined by the board of directors. The Black-Scholes Option Pricing Model is used to estimate the fair value of options granted. Vesting periods range from immediate vesting to vesting over a 3-year period.

Stock option transactions are summarized as follows:

		Weighted Average
	Number of Options	Exercise Price
	(000’s)	(C$/option)
Outstanding, December 31, 2012	7,896	$2.44
Exercised	(874)	0.34
Outstanding, September 30, 2013	7,022	2.70
Options exercisable, September 30, 2013	4,790	$2.37

Proceeds from the exercise of options were $231 and $283 for the three and nine months ended September 30, 2013.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Stock options outstanding at September 30, 2013 were:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Options	price	remaining life	Options	price	remaining life
	(000’s)	(C$/option)	(months)	(000’s)	(C$/option)	(months)
$0.25 - $0.70	661	$ 0.30	10	661	$ 0.30	10
$1.25 - $1.50	460	$ 1.50	24	460	$ 1.50	24
$1.80 - $2.39	1,455	$ 1.93	26	1,455	$ 1.93	26
$3.08 - $3.75	3,846	$ 3.15	38	1,914	$ 3.18	38
$5.25 - $5.25	600	$ 5.25	48	300	$ 5.25	48
	7,022	$ 2.70	33	4,790	$ 2.37	30

The fair value of options issued to executive officers, directors and employees is measured at the grant date. The fair value of options issued to non-employees, where the fair value of the goods or services is not determinable, is measured by way of reference to the equity instruments granted and measured at the date the goods or services are rendered.

c.	Warrants

Warrant transactions are summarized as follows:

	Number of Options	Weighted Average Conversion Price
	(000’s)	(C$/warrant)
Outstanding, December 31, 2012	337	$2.05
Converted	(337)	2.05
Outstanding, September 30, 2013	-	$-

Proceeds from the exercise of warrants were nil and $700 for the three and nine months ended September 30, 2013.

18.	SALES

	Three months ended September 30, 2013		Three months ended September 30, 2012
	$	ounces	$	ounces
Gold - cash sales	77,521	59,157	59,712	37,066
Gold - deferred revenue	-	-	1,148	1,649
Silver - cash sales	130	6,121	64	2,142
	77,651		60,924

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

	Nine months ended September 30, 2013		Nine months ended September 30, 2012
	$	ounces	$	ounces
Gold - cash sales	199,273	143,940	219,499	135,181
Gold - deferred revenue	106	152	14,578	20,467
Silver - cash sales	291	12,049	230	7,223
	199,670		234,307

19.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses comprise of:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Share-based compensation (note 17(b))	$574	$1,401	$1,740	$3,764
Salaries	276	345	853	1,279
Professional fees	198	171	397	378
Directors’ fees	102	60	288	183
Office and miscellaneous	65	63	273	228
Travel	48	37	189	193
Regulatory and transfer agent fees	48	32	161	291
Investor relations	36	17	139	125
Amortization	8	65	25	99
	$1,355	$2,191	$4,065	$6,540

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other financial assets (investments in Duran Ventures Inc. and Santa Barbara Resources Inc.), accounts payable and accrued liabilities, due to related parties, long-term debt and the derivative liability.

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, long-term debt and due to related parties are classified as other financial liabilities. Other financial assets and derivative liability are classified as fair value through profit or loss.

Fair values

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Other financial assets as described in Note 7 consist of shares and warrants in Duran and are measured at fair value. The shares are classified as Level 1 and are valued at quoted market value (trading price on the TSXV) and the warrants are classified as Level 2 using the Black Scholes model.

The derivative liability is measured at fair value and is classified as Level 3 and is described in Note 14. An option pricing model that considers changes in the US dollar price of gold is used to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement described in Note 14 to the Financial Statements. The principal assumption used in the option pricing model is the volatility, over time, of the gold price.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations should be sufficient to meet the ongoing capital and operating requirements. At September 30, 2013, the Company’s working capital of $48,155 was sufficient to meet its short-term business requirements.

In the normal course of business the Company enters into contracts and conducts business activities that give rise to commitments for future minimum payments.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

The Company’s maximum exposure to credit risk is as follows:

	September 30, 2013	December 31, 2012
Cash and cash equivalents	$29,571	$38,613
Restricted cash	4,027	2,175
Accounts receivable	17,172	28,849
	$50,770	$69,637

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in United States dollars. Fluctuations of the operating currencies in relation to the United States dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

The Company’s financial assets and liabilities as at September 30, 2013 are denominated in United States, Canadian dollars and Peruvian Nuevo Sol set out in the following table:

	United States		Canadian	Peruvian
	Dollar		Dollar	Nuevo Sol	Total
Financial assets
Cash and cash equivalents	$28,830		$237	$504	$29,571
Accounts receivable	16,658		13	501	17,172
	$45,488	$	s250	$1,005	$46,743
Financial liabilities
Accountsr payable and accrued liabilities	2,776		41	42,169	44,986
Net financial assets	$42,712		$209	$(41,164)	$1,757

The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Nuevo Sol exchange rate. As of September 30, 2013, a 10 per cent appreciation of the Canadian dollar relative to the US dollar would have decreased net financial assets by approximately US$21. A 10 per cent depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. A 10 per cent appreciation of the Nuevo Sol relative to the US dollar would have decreased net financial assets by approximately US$4,116 and a 10 per cent depreciation of the Nuevo Sol would have had an equal but opposite effect.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. The Company’s long-term debt bears interest at Libor + 6% (Note 15). The Company is subject to Libor rate fluctuations.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price. A 10 per cent increase in the price of gold would result in a US$81 increase to the derivative liability and a 10 per cent decrease in the price of gold would have an equal but opposite effect.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

21.	SEGMENT REPORTING

The Company has three operating segments in three geographic areas - mining, acquisition and development of mineral properties, in Latin America, the corporate office in Canada and a self-insurance company in Barbados. The Company’s revenue is generated in Peru. Segmented disclosure and Company-wide information is as follows:

			As at September 30, 2013
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$94,591	$-	$94,591
Plant and equipment, net	75	126,849	-	126,924
Other assets	1,487	110,912	6,052	118,451
Total assets	$1,562	$332,352	$6,052	$339,966

	Canada	Peru	Barbados	Total
Accounts payable and accrued liabilities	$2,265	$42,168	$553	$44,986
Taxes payable	-	6,853	-	6,853
Deferred revenue	10,196	-	-	10,196
Derivative liability	806	-	-	806
Long-term debt	3,399	-	-	3,399
Asset retirement obligation	-	22,659	-	22,659
Total liabilities	$16,666	$71,680	$553	$88,899

			As at December 31, 2012
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$80,539	$-	$80,539
Plant and equipment, net	100	116,411	-	116,511
Other assets	3,016	144,025	9,390	156,431
Total assets	$3,116	$340,975	$9,390	$353,481

	Canada	Peru	Barbados	Total
Accounts payable and accrued liabilities	$4,204	$41,819	$46	$46,069
Taxes payable	-	42,675	-	42,675
Deferred revenue	14,932	-	-	14,932
Derivative liability	2,044	-	-	2,044
Long-term debt	3,258	-	-	3,258
Asset retirement obligation	-	16,921	-	16,921
Total liabilities	$24,438	$101,415	$46	$125,899

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

			Three months ended September 30, 2013
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$77,651	$-	$77,651
Cost of sales	-	(33,795)	-	(33,795)
Amortization	-	(8,263)	-	(8,263)
General and administrative expenses	(1,355)	-	-	(1,355)
Exploration and evaluation expense	226	(2,255)	-	(2,029)
Unrealized gain on derivative liability	226	-	-	226
Accretion of asset retirement obligation	-	(387)	-	(387)
Foreign exchange gain	10	1,322	-	1,332
Insurance expenses	-	-	(267)	(267)
Write-off of exploration property	-	(7,261)		(7,261)
Other gain (loss)	(153)	349	-	196
Provision for income taxes	-	(10,141)	-	(10,141)

Net income (loss)	$(1,046)	$17,220	$(267)	$15,907

			Three months ended September 30, 2012
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$60,924	$-	$60,924
Cost of sales	-	(26,545)	-	(26,545)
Amortization	-	(4,704)	-	(4,704)
General and administrative expenses	(2,191)	-	-	(2,191)
Exploration and evaluation expense	(797)	(3,573)	-	(4,370)
Unrealized loss on derivative liability	(1,017)	-	-	(1,017)
Accretion of asset retirement obligation	-	(414)	-	(414)
Foreign exchange loss	(76)	(296)	-	(372)
Insurance expenses	-	-	-	-
Other gain (loss)	(45)	200	-	155
Provision for income taxes	-	(10,662)	-	(10,662)

Net income (loss)	$(4,126)	$14,930	$-	$10,804

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

			Nine months ended September 30, 2013
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$199,670	$-	$199,670
Cost of sales	-	(99,700)	-	(99,700)
Amortization	-	(24,933)	-	(24,933)
General and administrative expenses	(4,032)	(33)	-	(4,065)
Exploration and evaluation expense	(391)	(5,390)	-	(5,781)
Unrealized gain on derivative liability	1,238	-	-	1,238
Loss on settlement of Prepayment	(5,427)	-	-	(5,427)
Accretion of asset retirement obligation	-	(1,160)	-	(1,160)
Foreign exchange loss	(53)	(1,840)	-	(1,893)
Insurance expenses	-	-	(609)	(609)
Write-off of exploration property	-	(7,261)		(7,261)
Other gain (loss)	(220)	509	-	289
Provision for income taxes	-	(29,606)	-	(29,606)

Net income (loss)	$(8,885)	$30,256	$(609)	$20,762

			Nine months ended September 30, 2012
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$234,307	$-	$234,307
Cost of sales	-	(82,736)	-	(82,736)
Amortization	-	(16,221)	-	(16,221)
General and administrative expenses	(6,540)	-	-	(6,540)
Exploration and evaluation expense	(1,951)	(3,750)	-	(5,701)
Unrealized gain on derivative liability	307	-	-	307
Accretion of asset retirement obligation	-	(1,245)	-	(1,245)
Foreign exchange gain loss	(118)	(162)	-	(280)
Other gain (loss)	(226)	203	-	(23)
Provision for income taxes	-	(48,244)	-	(48,244)

Net income (loss)	$(8,528)	$82,152	$-	$73,624

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013 and 2012
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

22.	SUBSEQUENT EVENTS

Subsequent to September 30, 2013, the Company granted options to purchase 750,000 common shares to non-executive directors and the corporate secretary. The Company also granted 200,000 options to a key member of management. The options have an exercise price of CAD$2.12, a life of five years and vest at 25% each year starting on the grant date. The value of these options was determined using a Black-Scholes option pricing model with the following input assumptions:

Number of options	950,000
Exercise price	CAD $2.12
Expected life	3 years
Volatility	49.83%
Risk-free rate	1.28%
Fair value	$551,200